[Letterhead of Muldoon Murphy & Aguggia LLP]

May 2, 2006

VIA FEDERAL EXPRESS

Mr. William Friar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Newport Bancorp, Inc.

Registration Statement on Form S-1

File No. 333-132582

Dear Mr. Friar:

On behalf of Newport Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on March 20, 2006.

The Amended Registration Statement is filed in response to the Staff’s comment letter issued on April 14, 2006. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus included in the Amended Registration Statement also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”). A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, are included with this letter.

General

1.	In the next amendment, please include the graphics, maps, and related captions as they will appear in the prospectus, or provide us draft copies.

Response. A map is included on the second page of the prospectus.

2.	Provide us with copies of all marketing and proxy materials. Upon review, we may have comments.

Response. Marketing materials are included as Exhibit 99.2 to the Registration Statement.

Mr. William Friar

May 2, 2006

3.	Confirm that you will distribute this prospectus with each proxy statement distributed to depositors who will vote on the plan of conversion.

Response. The prospectus will be delivered with each proxy statement distributed to depositors who will vote on the plan of conversion.

4.	Please consider the updating requirements of Rule 3-12(g) of Regulation S-X when you file your next amendment to the registration statement.

Response. A Recent Developments section has been added to the prospectus. See pages 23 - 28.

5.	Please file an updated consent of the independent accountants as an exhibit in your next amendment. Refer to Item 302 of Regulation S-T.

Response. An updated consent has been included.

6.	Please disclose escrow arrangements and interest earned on funds received before completion of the offering and the prompt return of funds if the offering is terminated or extended beyond the latest expiration date.

Response. Information regarding the escrow of funds and the return of funds appears in the fourth paragraph on the cover.

7.	Disclose the intent to list the offered securities for trading on the Nasdaq National Market.

Response. The cover page of the prospectus has been revised accordingly. See the seventh paragraph.

Summary, page 1

8.	Move the three sections on page 12 to come before the disclosures on how to purchase stock beginning on page 9 because the page 12 disclosures are substantively related to the stock offering and to the value of Newport Bancorp.

Response. We have moved the three sections from page 12 to page 9. See page 11.

How We Determined the Offering Range, page 3

9.	Please expand to be more specific and substantive. For example, briefly state what it was about your operating results, financial condition and market area and the comparison with your peers that RP Financial considered important. State the effect of the capital to be raised on your net worth and earnings potential that was considered by RP Financial.

Mr. William Friar

May 2, 2006

Response. We have revised the prospectus. See page 3.

10.	Discuss why the board believes it is prudent to issue the company’s stock at substantially less than its peer group on a price-to-book basis.

Response. Please be advised that in comparison to other recent conversions, Newport Federal’s price to book ratio is at the upper end of the range. However, we have added disclosure on page 5 of the prospectus in an effort to address this comment.

Benefits of the Offering to Management, page 7

11.	In the first sentence, clarify and quantify the dilutive and financial impact of these plans and agreements on the financial condition and profitability of Newport.

Response. See revised disclosure on page 8 of the prospectus.

Use of Proceeds, page 12

12.	Quantify the estimated amounts involved for the various uses of proceeds, including the proceeds that will be contributed to Newport Federal. If proceeds will be used to acquire the land in Portsmouth, disclose the quantify. Provide a timetable for the new branch offices and quantify the expected costs involved, if practicable, or discuss what you estimate the cost to open a typical branch office. If the type of loans originated will change, discuss how. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here and in the summary.

Response. The chart on page 14 reflects that Newport Federal will receive 50% of the net proceeds. None of the net proceeds will be used to acquire the land for the proposed Portsmouth branch office. In addition, Newport Federal does not expect to change the type of loans it will originate. Disclosure has been revised in this section in response to the Staff’s comments. See page 14.

Dividend Policy, page 13

13.	Disclose the amount available for the payment of dividends. Make corresponding changes in the main section.

Response. Please see revised disclosure on pages 11 and 30 of the prospectus.

Market for Newport Bancorp’s Common Stock, page 13

14.	Please advise us of the status of your NMS listing application and of meeting the requirements for trading.

Mr. William Friar

May 2, 2006

Response. The listing application is currently being reviewed. Newport Bancorp has not yet received any comments. Newport Bancorp has adopted all policies and charters that it is required to adopt to be qualified for listing on Nasdaq.

Pro Forma Data, page 26

15.	Revise footnote (3) on page 29 to state the total estimated non-recurring expense that will be recorded in fiscal 2006 as a result of the contribution of common stock to the charitable foundation. Describe how this estimated expense was determined and how it may change based on the ranges of estimated offering proceeds stated on page 28. Refer to the section “We will form the NewportFed Charitable Foundation” on page 6 which states that, at the maximum offering range, the contribution to the charitable foundation is expected to reduce after-tax net earnings by $1.9 million in 2006.

Response. The total expense of the contribution to the charitable foundation across the offering range is set forth on page 38 in the table. The table and disclosure below the table have been expanded to clarify what the Before-tax expense would be and how the 40% tax benefit impacts the After-tax expense.

16.	We refer to footnote (4) on page 30 regarding the assumptions used to record pro forma stock option expense as a deduction from pro forma net income. In this regard, please revise the footnote to provide the following information:

a.	State the specific authoritative accounting literature on which you relied upon to determine the accounting for stock option expense and summarize the requirements of this literature with respect to the valuation and expensing stock options issued to employees. Refer to the “Impact of Recent Accounting Pronouncements” section on page 64 regarding your implementation of SFAS 123(R).

Response. Footnote 4 has been revised to state the accounting literature being relied upon to determine the accounting for stock options. See revised footnote 4 on page 38.

b.	We refer to the statement that you may use a valuation technique other than the Black-Scholes option pricing formula to determine the value of the stock options. In this regard, please state if the results from using another formula are expected to be materially different than those derived form the current valuation basis. Consider the “Impact of Recent Accounting Pronouncements” section on page 65 states the implementation of SFAS 123(R) is not expected to have a material impact on your consolidated financial statements.

Response. Newport Bancorp has determined that it will use the Black-Scholes option pricing formula and has revised the disclosure in footnote 4 to make it clear that as the underlying assumptions used in the Black-Scholes formula change, the resulting value will change. See revised footnote 4 on page 38.

Mr. William Friar

May 2, 2006

c.	Please also provide to us in your response letter the detailed calculations which support the pro forma stock option expense amounts for each scenario presented on page 28.

Response.

Minimum	(($3.74 x 318,750)/5) = $238,425

$238,425 - ($238,425 x .25 x .40) =$214,583

Midpoint	(($3.74 x 375,000)/5) = $280,500

$280,500 - ($280,500 x .25 x .40) =$252,450

Maximum	(($3.74 x 431,250)/5) = $322,575

$322,575 - ($322,575 x .25 x .40) =$290,318

15% above maximum	(($3.74 x 495,938)/5) = $370,962

$370,962 - ($370,962 x .25 x .40) = $333,867

Assumptions

Option Value = $3.74

Vesting = 5 years or 20% per year

Options subject to tax effecting = 25%

Effective tax rate = 40.0%

Our Business, page 32

Market Area, page 32

17.	Please expand the disclosure on your market area to include meaningful demographic information and trends regarding, for example, population growth, median income and population aging.

Response. The market area discussion has been expanded. See page 40.

Management’s Discussion and Analysis of Results of Operating and Financial Condition, page 39

Overview, Expenses, page 39

18.	We refer to your statement that as a result of your contribution to the charitable foundation you will record additional operating expenses that will reduce net income during the quarter in which the contribution is made and, therefore, expect to record a loss in the third quarter of fiscal 2006. In this regard, please revise this section to state the maximum expected charge to operations resulting from the contribution and refer to the “Pro Forma Data” section for an illustration of the minimum and maximum charges expected from this contribution.

Mr. William Friar

May 2, 2006

Response. See revised disclosure on pages 46 - 47 of the prospectus.

Net Interest Income, page 49

19.	We refer to the table on page 50 that shows interest income and dividends earned from average interest earning assets. In this regard, provide a note to the table to explain whether tax-exempt income is calculated on a tax-equivalent basis. If so, provide a description of the extent to which it is exempt from federal, state and local taxation and the combined marginal or incremental rate used. Refer to Instruction 4 to Item 1 of Industry Guide 3.

Response. None of the income reflected in the average balance sheet is tax-exempt at either the state or federal level. See revised disclosure on page 57.

Credit Risk Management, page 56

20.	We refer to page 57 that states there are no other loans that management has serious doubts as to the ability of the borrowers to comply with their present repayment terms. In this regard, please state if you have considered the $586,000 of loans that were past due 30 to 89 days as of December 31, 2005 as potential problem loans under Item II.C.2 of Industry Guide 3 and describe the current repayment status of these loans.

Response. In making the statement referred to on page 57, Management did consider the loans that were past due at December 31, 2005. Management does not consider the $586,000 loans reported as delinquent at December 31, 2005 to be potential problem loans. As disclosed on page 64, all such loans were current at March 31, 2006.

Analysis and Determination of the Allowance for Loan Losses, page 58

21.	We refer to Note 1, “Summary of Significant Accounting Policies, Mergers and Acquisitions” on page F-7 regarding the merger with Westerly Savings Bank in October 2005. In this regard, please tell us and discuss in this section any material changes made to the methodology used by the Company to determine the reasonableness of the allowance for loan losses as a result of the merger. Consider in your response any changes in the risk profile of the consolidated loan portfolio that resulted from the merger. Refer in your response to the statement in the “Balance Sheet Analysis, Loan” section on page 42 that Westerly Savings Bank has engaged in construction lending to a greater degree than the Company.

Response. No material changes were made to the methodology used by the Company to determine the reasonableness of the allowance for loan losses as a result of the merger of Westerly Savings Bank with Newport Federal. See revised disclosure on page 65.

Note 1, Summary of Significant Accounting Policies, page F-7

Mr. William Friar

May 2, 2006

Mergers and Acquisitions, page F-7

22.	We refer to the acquisition of Westerly Savings Bank on October 15, 2005 that was recorded as a pooling of interests and resulted in presenting the combined financial position and results of operations of both financial institutions for all periods presented. Considering SFAS 141 generally requires that all business combinations within its scope be accounted for using the purchase method, please revise the note to disclose the authoritative guidance you relied on that permits the current merger to be accounted for as similar to a pooling interest and defers the effective date for using purchase and goodwill accounting for combinations between two mutual savings banks under SFAS 141 and SFAS 142.

Response. Paragraph 60 of SFAS 141 states that Statement 141 is not effective for combinations between two or more mutual institutions until interpretive guidance has been issued. The exposure draft issued on June 30, 2005, Business Combinations: Applying the Acquisition Method, was not finalized at the time of the merger. Information regarding this has been added to the financial statements. See page F-7.

23.	State in the note the nature and the dollar amount of the consideration given by the Company to finalize the merger with Westerly Savings Bank and how the total amount of the consideration was determined.

Response. No consideration was exchanged in connection with the merger. See page F-7.

24.	Tell us and state in the notes to the financial statements your consideration of the disclosure requirements of SOP 03-3 with respect to purchased impaired loans acquired in a business combination and the prohibition of carrying over the allowance for loan losses related to these loans.

Response. See added disclosure on page F-8.

25.	Discuss in MD&A any expected additional expenses to be incurred during the next twelve months in order to integrate the operations of Westerly Savings into the Company’s operations, including any changes in compensation plans related to the merger and to the conversion from a mutual to a stock company.

Response. No additional expense is anticipated. All costs associated with the integration of Westerly Savings Bank were incurred in 2005.

Note 4, “Loans,” page F-14

26.	We refer to that statement on page F-15 that the Company sold loans totaling $6.8 million and $8.2 million in 2005 and 2004, respectively with recourse provisions. In this regard, considering you have recorded gains on sales of loans during each of the years in the three-year period ended December 31, 2005 please revise Note 1, “Summary of Significant Accounting Policies” to provide the following information:

a.	Describe your accounting policies with respect to the valuation of loans held for sale, including your basis for recording impairments to their carrying value. Refer to paragraph 4 of SFAS 65.

Mr. William Friar

May 2, 2006

Response. See revised disclosure on F-9 relating to the loans held for sale policy note.

b.	State the conditions under which the buyer can exercise the recourse provisions, including the maximum time period under which they can be exercised. Explain to us and discuss the basis for concluding that the maximum contingent liability associated with the $15 million of loans sold during 2005 and 2005 is $61,000.

Response. See revised disclosure in the first paragraph on page F-16.

c.	Tell us and state the nature and amount of loans held for sale as of December 31, 2005 and 2004 and where they are recorded on the balance sheet. State if loans held for sale or loans previously sold are non-performing loans and describe how you consider them in determining the reasonability of the allowance for loan losses.

Response. See revised disclosure page F-7 and page F-15 (below loan balance summary).

Note 10, “Income Taxes,” page F-18

27.	Describe how management has assessed the realizability of the deferred tax assets to determine if a valuation reserve is necessary considering it is more likely than not that all or a portion of the deferred tax assets will not be realized. Refer to paragraph 17 of SFAS 109.

Response. See revised disclosure on pages F-21 - F-22.

28.	We refer to the “Federal and State Taxation-Bad Debt Reserves” section on page 85 and to your statement that the federal income tax reserve for loan losses at the Bank’s base year was $1.032 million. In this regard, please revise this note to provide the following information regarding the accounting for bad debt reserves:

a.	State the conditions under which, for tax years prior to 1996, the Bank was allowed a special bad debt deduction under the Internal Revenue Code. Explain how, prior to 1996, the reserve method or taxable income method was used to determine the special bad debts deduction. Describe the effects on the Company of the federal legislation enacted in 1996 that repealed the use of the reserve method for tax years beginning after 1995 and required the use of the experience method.

Mr. William Friar

May 2, 2006

Response. See revised Note 9 on page F-21.

b.	Revise your statement regarding the taxation at 150% of any portion of the reserve used to absorb loan losses to state, if true, that you are referring to non-dividend distributions considered to have been made from the pre-1996 accumulated bad debts reserve.

Response. See revised disclosure on pages F-21 and F-22.

c.	State the year you consider to be the base year for the reserve for income tax losses and explain why the base year affects the tax status of the $1.032 million of bad debt reserves. Confirm to us and revise the note to state that these reserves represent the cumulative effect of the federal tax deductions made by the Company up to 1995 for which no federal income tax was paid.

Response. See revised disclosure on pages on F-21 and F-22.

d.	Explain how the amount of unrecognized deferred income tax liability of $412,000 was determined, and discuss the authoritative accounting literature that supports your accounting for this tax liability. Refer to the accounting for bad debts reserves of savings and loan associations in paragraphs 19 to 25 of APB 23 and paragraphs 31.c and 288.f of SFAS 109.

Response. See revised disclosure on pages F-21 and F-22.

The	Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * * *

Mr. William Friar

May 2, 2006

Please date stamp the enclosed copy of this letter to indicate the date of receipt and return the stamped copy in the enclosed postage paid envelope. If you have any questions or further comments regarding the foregoing, please do not hesitate to contact us.

Very truly yours, MULDOON MURPHY & AGUGGIA LLP

/s/ Lori M. Beresford
Lori M. Beresford

Enclosure

cc:	Jessica Livingston, Securities and Exchange Commission

Edwin Adams, Securities and Exchange Commission

John Nolan, Securities and Exchange Commission

Kevin McCarthy, Newport Bancorp, Inc.

Lawrence M.F. Spaccasi, Esq.

[Letterhead of Muldoon Murphy & Aguggia LLP]

May 2, 2006

VIA FEDERAL EXPRESS

Donald W. Dwyer

Director, Applications

Examinations and Supervision Operations

Office of Thrift Supervision

1700 G Street, NW

Washington, DC 20552

RE:	Application H-(e)1-S filed on behalf of
Newport Bancorp, Inc., Newport, Rhode Island
OTS No. H-4292 to acquire Newport Federal Savings Bank,
OTS No. 5652 and Application for Conversion to Stock

Dear Mr. Dwyer:

On behalf of Newport Bancorp, Inc. (the “Company”) and Newport Federal Savings Bank (the “Bank”), enclosed please find one (1) original and two (2) copies of Amendment No. 1 to the Application for Conversion to Stock on Form AC. Please be advised that three (3) conformed copies of Amendment No. 1 to the Form AC have been filed with the Applications Filing Room in Washington, D.C. pursuant to 12 C.F.R. §575.13(c)(2) and 12 C.F.R. § 516.40.

Three (3) conformed copies of the Amended Application has also been forwarded to the Northeast Regional Office of the Office of Thrift Supervision. The Amended Application is marked for your convenience to indicate changes from the initial filing of such Application.

Please note that Amendment No. 1 to the Form AC is being filed in response to the Staff’s comments issued by letter dated April 24, 2006, including the Staff’s accounting comments received by telephone on April 20, 2006. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses. The prospectus also reflects revised disclosure in response to comments received from the Securities and Exchange Commission (the “SEC”) on a Registration Statement on Form S-1 filed by the Company. A copy of the SEC response letter, which includes all SEC and comments and the Company’s responses, has been included as an exhibit to this letter.

1.	With respect to the “residency requirement” in Article III, Section 4 of the Bank’s proposed bylaws, please supplementally discuss the total population of which the Bank will be able to draw from , in nominating, appointing or electing a person to the board of directors.

Mr. Donald W. Dwyer

May 2, 2006

Response. Demographic information about Newport and Washington Counties and surrounding areas is filed herewith as Exhibit I.

2.	With respect to the grandfathering provision in Article III, Section 15, please provide a legal opinion that the grandfathering provision would be permissible under the Age Discrimination in Employment Act and the Employee Retirement Income Security Act. The disclosure on page 108 of the Prospectus may need to be revised accordingly.

Response. The bylaws have been revised to delete the mandatory retirement of officers. The mandatory retirement for non-employee directors is being retained because the Age Discrimination in Employment Act and Employee Retirement Income Security Act do not apply to non -employee directors. See revised bylaws attached as Exhibit B to the Plan of Conversion included as Item 2 of the Amended Application.

3.	Likewise, consideration should be given to the similar provision in the Holding Company’s proposed bylaws (Article II, Section 3).

Response. For the reasons set forth in response to Comment 2, no changes are being made to the Holding Company’s proposed bylaws, which only require mandatory retirement for directors, not officers.

4.	Article III, Section 7 of the Bank’s proposed bylaws should reference Section “6,” not Section 5.

Response. The change to the bylaws has been made. See revised bylaws attached as Exhibit B to the Plan of Conversion included as Item 2 of the Amended Application.

5.	Article III, Section 16 (Integrity of Directors) of the Bank’s proposed bylaws should be revised to conform to the model language.

Response. The required changes have been made. See revised bylaws attached as Exhibit B to the Plan of Conversion included as Item 2 of the Amended Application.

6.	Consideration should be given to discussing in the Notice, the Q&A section, upfront in the Proxy Statement and the form of proxy that approval of the plan of conversion (Plan) will also include approval of certain anti-takeover provisions of the charter and bylaws of the Holding Company and the Bank.

Response. See revisions on pages i, 1, 2 and 4 of the Proxy Statement and the form of proxy.

7.	Further, consideration should be given to summarizing and specifically cross-referencing the discussions contained as noted on pages 106-110 of the Prospectus regarding the restrictions on acquisition under the section entitled “New Charter, Bylaws or Other Documents” on page 4.

Mr. Donald W. Dwyer

May 2, 2006

Response. See revisions on page 4 of the Proxy Statement.

8.	The form of proxy should indicate that members will also be approving the proposed charter and bylaws of the Holding Company, consistent with the disclosure in Item 1 of the Notice.

Response. See the revised form of proxy.

9.	Reference to the Plan being conditionally approved by the regulator as noted in the second sentence to the Q&A sections and elsewhere in the proxy materials should either be clarified that such approval does not constitute a recommendation or endorsement of the Plan by OTS or deleted. We do note the disclosure on page 3 of the Members’ Proxy Statement. See also pages 2 and 6 of the Prospectus.

Response. The reference to approval by the OTS of the Plan of Conversion on page 2 of the Prospectus has been eliminated. The reference to the need for OTS approval to complete the offering on page 7 has been retained because that bullet is not stating the OTS has approved the Plan, but is making it clear the completion offering is subject to the final approval of the OTS. The Proxy Statement has been revised to make clear the OTS has not endorsed the Plan. See page i of the Proxy Statement.

10.	The disclosure on page 5 of the Proxy Statement and elsewhere in the materials should be revised to clarify that under 12 C.F.R. §563b.565(d), for at least five years after its organization, one foundation board seat is to be reserved for a director of the Bank (not the Holding Company), or the Bank’s successor organization, in the event of a merger or acquisition of the Bank.

Response. The materials have been revised. See page 6 of the Proxy Statement.

11.	Discuss, under a separate sub-heading on page 6 of the Proxy Statement, that approval of the Charitable Foundation will result in dilution to the voting interests of certain stockholders, and an expense, and a reduction in earnings, as noted on pages 6, 16, 31 and 38 fo the Prospectus.

Response. See revised disclosure on page 7.

12.	Since the establishment and funding of a charitable foundation in connection with a mutual to stock conversion is now addressed by the OTS Conversion Regulations and does not require a waiver request, the disclosure on page 7 of the Proxy Statement and elsewhere in the materials (see pages 102 - 105 fo the Prospectus) should be revised to delete the description of the “foundation conditions” to be imposed by OTS and to add a summary description of the “regulatory requirements” for foundations under 12 C.F.R. §563b.565 and 563b.575.

Response. See revised disclosure in the Proxy Statement on pages 6-7 and in the Prospectus on page 109.

Mr. Donald W. Dwyer

May 2, 2006

13.	The Prospectus cover page should indicate that the Bank may determine to hold any subscription funds in an escrow or similar account at another federally insured depository institution and elsewhere in the prospectus describe the circumstances when it may do so.

Response. See revised cover page and revised disclosure on page 102.

14.	The reference to “rescind your order” in the last sentence in the fourth full paragraph on the Prospectus cover page should conform to the disclosure in “Deadline for Ordering Stock” on page 10, i.e., not responding to the notice.

Response. The cover page has been revised to conform with the disclosure on page 10.

15.	Please clarify the first sentence under “Employee Stock Ownership Plan” on page 7 of the Prospectus.

Response. We have attempted to clarify the first sentence under “Employee Stock Ownership Plan” on page 8 in response to the Staff’s comment.

16.	We note the disclosure regarding the Conversion Center on page 13 of the Prospectus. Please confirm compliance with 12 C.F.R. §563.76 regarding offers and sales of securities on the Bank’s premises and provide a copy of the certification, as required by 12 C.F.R. §563.76(c).

Response. We hereby confirm compliance with 12 C.F.R. §563.76. The required certification form will accompany the stock order form. See marketing materials filed herewith as Exhibits 2(b) and 2(n).

17.	The last sentence under “Capital Management” on page 63 of the Prospectus should be revised and/or clarified to comply with the requirements set forth in 12 C.F.R.§563b.510.

Response. The last sentence under “Capital Management” has been revised. See page 70.

18.	As noted on pages 69 - 74 of the Prospectus, it appears that there may be overlap of benefits to certain senior executives with respect to employment agreements and other change in control agreements, employee severance compensation plan or supplemental executive retirement plan (Employment Agreements). Please more fully supplementally discuss. In this regard, consideration should be given to disclosing in the Prospectus the total financial impact to the Holding Company, and as applicable, to the Bank, in the event all these Employment Agreements are triggered at the same time.

Response. There is not an overlap of benefits with respect to these arrangements. Messrs. McCarthy and Moscardi will have employment agreements with both the Company and Newport Federal. Both agreements state that if triggered, the executive would only be paid under one agreement. See the disclosure in the Prospectus in the second paragraph under “Proposed Holding Company Employment Agreements” on pages 77-78. Mr. Gilmore only has an employment agreement with Newport Federal. Mr. Walsh will have an

Mr. Donald W. Dwyer

May 2, 2006

employment agreement with the Company and a change in control agreement with Newport Federal. Both agreements make clear he would only be paid out under one agreement. Ms. Silven only has a change in control agreement with Newport Federal. No individual with an employment agreement or change in control agreement is eligible for benefits under the Employee Severance Compensation Plan. See also disclosure in the Prospectus in the third sentence under “Employee Severance Compensation Plan” on pages 78-79. The total amount that would be due if all of the employment agreements were triggered at the same time is disclosed on page 10 of the prospectus.

19.	Comments, if any, regarding these Employment Agreements will be transmitted under separate cover by the Northeast Regional Office.

Response. We note your comment.

20.	The proposed Tax and Expense Sharing Agreements are being reviewed by the Regional Accountant. We will forward any comments to you at a later date.

Response. We note your comment.

21.	Please update the disclosure regarding “Insurance of Deposit Accounts” on pages 77 and 80 of the Prospectus to reflect the merger of the funds, effective April 1, 2006.

Response. The disclosure has been updated. See pages 84 and 87.

22.	Please provide marketing materials, and a legal opinion as required by 12 C.F.R. §563b.150(a)(3)(iii). In addition, as part of your marketing materials to your accountholders, OTS requests that you provide your accountholders with the “Guidance for Accountholders.”

Response. The marketing materials, including Guidance for Accountholders, are being field as Exhibit 2(n). The legal opinion is filed as Exhibit 3(ii).

23.	Accounting comments and comments regarding the Bank’s appraisal will be transmitted under separate cover.

Response. We note your comment. Responses to OTS accounting comments are set forth in this letter.

24.	When available, please submit the following:

•	Publication notice(s) and affidavit(s) of publications.

•	Evidence of member and shareholder approval.

•	Final federal and state tax opinions.

•	Final proxy material and prospectus.

•	Form of Proposed Stock Order Form.

•	Final Legal opinion(s).

Mr. Donald W. Dwyer

May 2, 2006

Response. The publication notices and affidavits of publication have been filed by letter dated April 20, 2006. The other documents will be submitted when available.

Newport Charitable Foundation

Newport Federal’s Board of Directors complied with Section 563b.570 when approving the contribution to the NewportFed Charitable Foundation. The directors who will serve on the Board of the NewportFed Charitable Foundation were not involved in the discussions regarding the Foundation, nor the approval of the contribution to the Foundation.

The Operating Plan will be filed supplementally. In addition, consideration is still being given to the choice of an independent director from the local community. This individual will be chosen well in advance of the proposed closing date of the conversion and the Northeast Regional staff will be given time to review all relevant information regarding the proposed independent director.

Finally, Newport Federal acknowledges that for a period of five years after NewportFed Charitable Foundation is organized, one seat on the charitable organization’s board must be reserved for a director of Newport Federal or the Board of an acquirer in the event Newport Federal is acquired. The bylaws, certificate of incorporation and gift instrument have been revised to make this clear.

Mr. Donald W. Dwyer

May 2, 2006

Accounting Comments

1.	The financial statements are currently addressed to the Audit Committee. Consider addressing them to the full Board of Directors.

Response. The financial statements are now addressed to the full Board of Directors. See page F-1.

2.	On F-2, please add the captions “Total Assets” and “Total Liabilities and Retained Earnings.” Also, indicate if retained earnings is substantially restricted.

Response. These captions have been added. See page F-2. There are no substantial restrictions on retained earnings.

3.	On page F-3, Gains on Sales of Loans are reported. Were there any loans held for sale at the end of a balance sheet date? If so, add a policy note to the notes to the financial statements.

Response. A policy note has been added to page F-9.

4.	F-7. Was Westerly Savings Bank audited by Wolf & Company, P.C.? If not, is Wolf & Company, P.C. assuming full responsibility for the audited financial statements?

Response. Wolf & Company, P.C. (“Wolf”) did not audit Westerly Savings Bank. However, Wolf is assuming full responsibility for the audited financial statements.

5.	F-7. Please add a line reflecting Retained Earnings to the chart reflected in Note 1 for both Westerly Savings Bank and Newport Federal for all periods shown.

Response. Retained Earnings has been added to the chart. See page F-7.

6.	F-9. In the second paragraph under Loans on page F-9, clarify the period over which loan origination fees are amortized.

Response. Loan origination fees are amortized over the contractual life of the loan. If the loan is prepaid, the amortization period is shortened. See changes reflected on page F-10.

7.	Under Allowance for Loan Losses on page F-9, please provide support for the statement that “it is permissible to charge loan losses against the allowance when management believes the uncollectability of a loan balance is confirmed.”

Mr. Donald W. Dwyer

May 2, 2006

Response. This is permissible. See the AICPA audit guidelines attached hereto as Exhibit I.

8.	Page 9 of Newport Federal’s last examination report indicates that Newport Federal was using a budgeted process to calculate the allowance for loan losses. Please explain the changes that have been made in calculating the allowance by supplemental letter.

Response. Newport Federal no longer uses a straight-line budget approach for additions to the allowance for loan losses. The Prospectus contains detailed information regarding how the allowance is determined. See pages 47, 64-67.

9.	On F-10, mortgage servicing rights are discussed. Please justify the statement that management does not recognize servicing assets as separate assets when rights are acquired through the sale of loans because such assets are not deemed material.

Response. Loan sales, the estimated value of MSRs and the after tax effect on net income are calculated below:

	Sales Retained	Estimated MSR Value	Tax Effect	Net Effect	Net Income	Percent of Net Income
	(In thousands)
2003	$17,611	105.67	42.27	63.40	$1,468	4.32%
2004	5,322	31.93	12.77	19.16	1,137	1.69
2005	6,261	37.57	15.03	22.54	674	3.34

Estimated MSRs are calculated using industry data relating to loans sold. The effective tax rate for all periods is 40%. Comparing the estimated tax effect of not capitalizing the MSRs to the net income for the periods shows the effect is immaterial to the bank’s net income.

10.	On page F-11 or page F-15, add a column showing the estimated useful life of premises and equipment.

Response. See added disclosure on page F-16.

11.	On F-12, in Note 3, please specify what types of mutual funds Newport Federal has.

Response. See added disclosure on pages F-13 and F-14.

12.	Under Note 4 on page F-14, break-out 1-4 family loans from “Residential” loans.

Response. See revised disclosure on page F-15.

13.	Under Note 4, disclose loans serviced for others over the last three fiscal years.

Response. See revised disclosure on page F-16.

Mr. Donald W. Dwyer

May 2, 2006

14.	Break-out interest associated with each type of deposit for each income statement period either in the notes to the financial statements or on the face of the income statement.

Response. See revised disclosure on page F-17.

15.	On page F-16 under Note 6, add a statement that deposits in excess of $100,000 are not federally insured.

Response. See added disclosure on page F-17.

16.	Under Note 10 on page F-19, reconcile GAAP to RAP capital.

Response. There are no differences between GAAP and RAP capital.

17.	Under Note 12 on page F-22, break-out fixed rate loan commitments by dollar amount and range of interest for the most recent year.

Response. See added disclosure on page F-25.

18.	On page F-24, reference is made to $80,000 that has been paid to purchase property for a new branch office. Where does this asset appear on the balance sheet?

Response. See added disclosure regarding construction in progress on page F-16. In addition, the “banking premises commitment” disclosure has been moved to page F-16.

19.	On page 62 of the prospectus, under “purchase obligations,” provide more specific information regarding the proposed Portsmouth branch office.

Response. See revised disclosure on page 69.

20.	On page 38 of the prospectus, expand the disclosure regarding contributions to the charitable foundation in the second to last paragraph to show the range of potential loss and whether or not it will be a recurring item.

Response. See revised disclosure on page 46-47.

Mr. Donald W. Dwyer

May 2, 2006

21.	On page 40, add language making it clear that commercial real estate lending presents greater risk than 1-4 family lending.

Response. See revised disclosure on page 48.

22.	On page 49, expand the average balance sheet to show the actual balance and yield and cost at December 31, 2005.

Response. The average balance sheet has been revised. See page 57.

23.	On page 57, in the last sentence in the second to last paragraph, change the reference to “reserve” to “allowance for loan loss.”

Response. See revised language on page 64.

24.	On page 25, provide support for Regulatory Capital calculations (specifically $30,743 and $32,596).

Response. The whole table had to be revised and can now be calculated. For example, 50% of estimated net proceeds of $28,278,000 (at the minimum) less common stock acquired by the ESOP ($2,550,000) and equity incentive plan ($1,275,000) equals $10,314,000, which, added to existing capital equals $28,298,000. See revised table on page 33.

25.	Under Pro Forma Data on page 26, provide a statement that book value does not give consideration to the liquidation account of Newport Federal, the bad debt reserve and intangible assets, in the event of a liquidation.

Response. The fourth “bullet” discusses book value, and that it does not reflect or represent the potential liquidation value of Newport, the bad debt reserve and intangible assets. See page 35.

General

26.	Add a Recent Developments Section.

Response. See pages 23 - 28.

27.	Please note the financials become “stale” on May 15, 2006. Please allow sufficient time for review when submitting the amendment.

Response. Your advice is noted.

28.	Please provide a “black-lined” copy with the amended filing.

Response. Black-lined copies have been submitted.

29.	Please provide an updated accountant’s consent.

Mr. Donald W. Dwyer

May 2, 2006

Response. An updated consent has been submitted.

30.	Please provide a copy of Newport Federal’s response to the comments from the Securities and Exchange Commission.

Response. A copy has been submitted.

31.	Was Newport Federal impacted by Katrina?

Response. No. Newport Federal has no loans in Louisiana or Mississippi.

32.	Please number all pages of the financial statements with an “F” preceding each number.

Response. All financial statement pages are preceding with an “F.”

*     *     *     *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please contact the undersigned or Lawrence M.F. Spaccasi at 202.362.0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Lori M. Beresford
Lori M. Beresford

Enclosures

cc:	Frances Augello, OTS

Lane Langford, OTS

David R. Rochefort, OTS – Northeast Regional Office

Roger M. Smith, Business Transactions Division, OTS

Kevin M. McCarthy, Newport Federal Savings Bank

Lawrence M.F. Spaccasi, Esq.

Applications Filing Room – Northeast Regional Office, OTS (3 copies)

Applications Filing Room – Washington, DC, OTS (3 copies)